UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Santiago, Chile. September 15, 2022.

Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) announces that as part of its Investor Day meeting it presented the following material. The following company representatives were present: Ricardo Ramos, CEO, and Gerardo Illanes, CFO.

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Cautionary Note Regarding Forward-Looking Statements

This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, the Salar Futuro project, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

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Investor Day September 15, 2022, NYSE 4

Agenda 1. SQM Today and Tomorrow Ricardo Ramos, CEO 2. Strong Financial Position to Support Growth Gerardo Illanes , CFO 3. Chile Constituional Reform Patricio Navia , NYU Professor 4. Q&A 5

Today  s Speakers Ricardo Ramos CEO Gerardo Illanes CFO Patricio Navia NYU Professor 6

Ricardo Ramos, CEO 7

SQM TODAY AND TOMORROW INVESTOR DAY - SQM 8

SQM Products for better life INVESTOR DAY - SQM 9 Specialty Plant Nutrition Water soluble Increase productivity improve quality Does not contaminate groundwater lakes and rivers E fficient thermal storage P ower generation day and night Solar Salts

SQM Products for better life INVESTOR DAY - SQM 10 Iodine Uses for human health X - Ray Contrast Media E lectromobility Z ero pollution E nvironmental standard Lithium

SQM Operation Tour INVESTOR DAY - SQM 11

S ustainability is our c ommitment INVESTOR DAY - SQM 12 E mission reduction Carbon neutral in Lithium, Potassium Chloride and Iodine by 2030, and in all our products by 2040. W aste reduction 50% by 2025 40% by 2030 and 65% by 2040. R eduction of continental water consumption Reduce 50% by 2030. Reduction of brine extraction from the Salar

SQM Significant increase in results INVESTOR DAY - SQM 13

SQM Short term outlook INVESTOR DAY - SQM 14 • The war in Ukraine has affected: • the production of fertilizers in Europe • the export of potassium chloride from Belarus and Russia • is affecting economic activity mainly in Europe • II half Specialty Plant Nutrients prices relatively stable • sales volumes similar to the first half of this year • The significant increase in potash prices has negatively affected global demand • prices should fall during second half… but maintaining levels higher than last year

SQM Short term outlook INVESTOR DAY - SQM 15 • Iodine: • Better prices and higher volumes expected in second half 2022 compared to the first half • Lithium: • Prices expected in third quarter 2022 similar to the second quarter • Fourth quarter prices...difficult to predict...we expect similar prices • We now expect to sell 150,000 tons of lithium carbonate equivalent this year • Sales volumes during second half 7% - 9% higher than first half 2022

SQM Iodine and Nitrates INVESTOR DAY - SQM 16 Orcoma Project Greenfield 2.5 - > 5.0k MT Iodine 200 - > 500k MT Nitrates Production: 2Q2025 Nueva Victoria Sea Water 700 l/s Increased yields Production: 2H2025 Pampa Blanca 1.3k MT Iodine 100k MT Nitrates Production: 2H2023 • Increase in the capacity to crystallize nitrates / solar salts, plus quality and logistics improvements • Capex 2022 - 2024 close to US$1 billion (including maintenance capex)

SQM Lithium market outlook INVESTOR DAY - SQM 17 Lithium demand: • 2022: aprox. 750k MT  + 40% EV ’s penetration : ~14% • 2023: 20% - 23% increase LCE • 2025: 1.2 – 1.6 million MT LCE. • 2030: 2.3 – 3.3 million MT LCE EV ’s penetration: ~47% • Predicting supply is much more difficult than predicting demand ….. • ….. However, demand / supply is likely to be > 90% each year

SQM Lithium 2023 INVESTOR DAY - SQM 18 • 210k MT of LCE: • 180k MT in Chile and • 30k MT in China (from lithium sulfate) • Lithium Hydroxide in Chile from 22k to 37k MT (3Q2023) • Start of production of concentrated spodumene JV Australia (4Q2023): 350k MT per year • SQM plant in China (Sichuan) 20k MT of lithium hydroxide from lithium sulfate (2Q2023)

SQM Lithium 2024 INVESTOR DAY - SQM 19 • 240k MT of LCE: • 210k MT in Chile and • 30k MT in China (from lithium sulfate) • Advancing geology work in Australia and potential M&A • Start of production of Lithium Hydroxide JV Australia (4Q2024): 50k MT • Capex 2022 - 2024 in Chile close to US$1 billion (including maintenance capex) • Capex 2022 - 2024 JV Australia and China US$700 millions

SQM SALAR FUTURO INVESTOR DAY - SQM 20

SQM S alar Futuro INVESTOR DAY - SQM 21 • SQM celebrated 25 years producing lithium in the Salar de Atacama • The lithium produced by SQM is one of the economic activities that contributes most to Chile in percentage terms and is the best example of a successful Public - Private partnership • Contributions for lithium amounted to US$2.3 billion during the first half of 2022 • SQM has become the main integrated producer of high - quality lithium worldwide in its country of origin, increasing its production of lithium carbonate and lithium hydroxide from 45,000 MT per year to 150,000 MT in the last three years, being the fastest growing producer globally

SQM S alar Futuro INVESTOR DAY - SQM 22 • SQM announced a Sustainability Plan that, among other aspects, included a voluntary commitment to lower brine extraction in the Salar de Atacama on an annual basis. This implies reducing extraction from approximately 1,700 l/s to levels of 822 l/s by 2030 • We estimate that SQM is currently the lithium - producing company with the lowest carbon and water footprint in the world • The current production process and its projections over time are fully compatible with the water balances of the Salar de Atacama and its surrounding area

SQM S alar Futuro INVESTOR DAY - SQM 23 • The permanent R&D work that SQM has carried out for decades allows us to continue advancing in the search of initiatives aimed at making extraordinary environmental and social contributions • Today, we are in a position to propose adding four main technological advances to be implemented in our operations : 1. Use advanced evaporation technologies for a significant part of the brines of the Salar 2. U se Direct Lithium Extraction (DLE) technologies 3. Significant increases in production yields in the final production plants 4. Seawater adduction in conjunction with a desalination plant

SQM S alar Futuro INVESTOR DAY - SQM 24 • This disruptive proposal will allow delivering exactly the same amount of total water that is consumed and evaporated from the system (Basin + Salar ), thus generating a totally neutral long - term water balance Water Water Basin Water

SQM S alar Futuro INVESTOR DAY - SQM 25 • The Salar Futuro Project, in its initial analysis, considers maintaining the voluntary reduction target of a total extraction of 822 l/s brines per year, which corresponds to 50% of the authorized average pumping by 2030 • Even with the significantly lower use of brines (822 l/s) considered in the initial analysis, SQM estimates that it is possible to project total production between 220,000 and 250,000 MT of lithium carbonate equivalent per year • SQM has started the necessary engineering that will allow a more precise estimate of the resources that need to be invested and the dimensions of the necessary equipment. In principle, it is estimated that the investments will be close to US$1 .5 billion

SQM S alar Futuro INVESTOR DAY - SQM 26 • Parallel to the aforementioned technological changes, SQM is committed to creating a development hub in the north of Chile, for which we expect to invest more than US$700 million in various value - added initiatives, even producing battery components in the future • more lithium hydroxide capacity / lithium metal / high quality LC / soda ash / ….. • The Salar Futuro P roject implies assuming important technological challenges. The initial tests allow us to be optimistic, but these are fundamental changes in the technologies and processes currently used that imply taking relevant risks to achieve the proposed ambitious objectives • However, we have no doubts that we will be able to achieve the proposed objectives

SQM S alar Futuro INVESTOR DAY - SQM 27 • Today we are facing the unique opportunity to propose disruptive alternatives for processes and technologies that further increase the environmental advantage of lithium production in the Salar de Atacama. We believe it is essential to start early and take initiative and leadership • The current terms of the contract between CORFO and SQM impose certain limitations on medium and long - term investments and therefore on the implementation of technological improvements • At SQM, we are convinced that it is in the interest of both parties , CORFO and SQM, to evaluate different options in this matter to generate value for the Antofagasta Region , the communities , Chile and SQM

SQM S alar Futuro INVESTOR DAY - SQM 28 The Salar Futuro Project must become the main Public - Private cooperation project in Chile, generating an example of long - term sustainable development

Gerardo Illanes, CFO INVESTOR DAY - SQM 29

STRONG FINANCIAL POSITION TO SUPPORT GROWTH INVESTOR DAY - SQM 30

CORFO contract: payment structure INVESTOR DAY - SQM 31 Li 2 CO 3 LiOH KCl US$/MT % US$/MT % US$/MT %

CORFO contract: payment timing There is a 3 to 4 - month lag between when CORFO payments are processed and the revenue from those sales is recognized in SQM’s income statement . INVESTOR DAY - SQM 32 Production Export Import Distribution Sale to end customer +/ - 2 months +/ - 2 months - Lease payment - Local Government - Communities - R&D Revenue recognition

CORFO contract: payment timing INVESTOR DAY - SQM 33 Exports ( kMT ) Sales ( kMT ) Delta ( kMT ) 2021 Q3 28 22 6 2021 Q4 42 31 11 2022 Q1 30 38 - 8 2022 Q2 53 34 19

CORFO Payment Structure and Lithium Cost Impact INVESTOR DAY - SQM 34

Q2 Financials: Year over year

Price vs Sales Volumes Variations
2Q2022 vs 2Q2021

Variations	Average Price	Sales Volumes
Lithium	↑701%	↑~41%
Iodine	↑~58%	↓~11%
SPN	↑~96%	↓~22%
Industrial Chemicals	↑~58%	↑~149%
Potassium	↑~222%	↓~4%


Gross Profit Contribution
2Q2022/2Q2021
US$ million
186
871
83
53
54
15
(1)
1,297
2Q2021
Lithium
SPN
Iodine
Potassium
Industrial Chemicals
Others
2Q2022

INVESTOR DAY - SQM

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0 1 2 3 4 Q1 - 2021 Q2 - 2021 Q3 -2021 Q4 - 2021 Q1 - 2022 Q2 - 2022 Months in AR 0.0 2.0 4.0 6.0 8.0 Q1 - 2021 Q2 - 2021 Q3 -2021 Q4 - 2021 Q1 - 2022 Q2 - 2022 Current ratio -0.5 0.0 0.5 1.0 1.5 Q1 - 2021 Q2 - 2021 Q3 -2021 Q4 - 2021 Q1 - 2022 Q2 - 2022 NFD / EBITDA 0.0 0.5 1.0 1.5 2.0 Q1 - 2021 Q2 - 2021 Q3 -2021 Q4 - 2021 Q1 - 2022 Q2 - 2022 Leverage 0 500 1,000 1,500 2,000 2,500 3,000 Q1 - 2021 Q2 - 2021 Q3 -2021 Q4 - 2021 Q1 - 2022 Q2 - 2022 Revenues (Mill USD) 0 200 400 600 800 1,000 1,200 1,400 Q1 - 2021 Q2 - 2021 Q3 -2021 Q4 - 2021 Q1 - 2022 Q2 - 2022 EBITDA (Mill USD) Q2 Financials : Strong financial position

• Net income YTD Q2 = $US1,655 million • 2022 YTD Q2 Interim dividend = $US1,324 million INVESTOR DAY - SQM 37 Dividend Payout (% of Annual Net Income) 100% 80% 60% (a) ൒ 2.5 2.0 1.5 ≤ 0.8 0.9 1.0 If none of the above parameters are met, dividend payout would be 50% of 2022 net income ƵƌƌĞŶƚ  ƐƐĞƚƐ ƵƌƌĞŶƚ  &ŝŶĂŶĐŝĂů  >ŝĂďŝůŝƚŝĞƐ (b)  >ŝĂďŝůŝƚŝĞƐоĂƐŚ ΘĂƐŚ  ƋƵŝǀĂůĞŶƚƐ оKƚŚĞƌ  ƵƌƌĞŶƚ  &ŝŶ͘  ƐƐĞƚƐ ƋƵŝƚǇ  Q2 Financials : Dividend Policy

Patricio Navia, NYU Professor INVESTOR DAY - SQM 38

CHILE CONSTITUTIONAL REFORM INVESTOR DAY - SQM 39

Q&A INVESTOR DAY - SQM 40

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: September 15, 2022	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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